EXHIBIT 99.1

Commission File Number 001-31914

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

Announcement on the Resolutions of the Twenty-Second Meeting of the Sixth Session of the Board of Directors of China Life Insurance Company Limited

The twenty-second meeting (the “Meeting”) of the sixth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on January 21, 2020 by means of a written review and telecommunication voting. The directors were notified of the Meeting by way of a written notice dated January 17, 2020. All of the Company’s eleven directors attended the Meeting and cast their votes. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association of the Company and Rules of Procedures for the Board of Directors of the Company.

The following resolution was reviewed and passed at the Meeting:

1.	The Proposal on the Solvency Report of the Company for the Fourth Quarter of 2019

Voting result: 11 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

January 21, 2020